HELMER DIRECTIONAL DRILLING CORP.
715 13th Street NE, Wenatchee, Washington 98802

October 29, 2013

VIA EMAIL AND EDGAR

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Mr. John Coleman, Mining Engineer

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Helmer Directional Drilling Corp.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Filed September 23, 2013

SEC Response dated October 3, 2013

File No. 000-53675

Dear Mses. Jenkins and Mr. Coleman:

This correspondence of Helmer Directional Drilling Corp., a Nevada corporation (the “Company”) is in reference to the submission of an amended Form 10-K (“10-K”) for the Year Ended December 31, 2012, filed September 23, 2013 with the U.S. Securities and Exchange Commission (hereafter, the “Commission”). We are in receipt of your email to the Company, dated October 3, 2013, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Item 1. Business page 6

1.                  COMMENT. We note your response to comment 2 from our letter dated August 5, 2013 and we reissue the comment. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. Please remove all other mineral estimates.

RESPONSE: We have removed from the Business section all references to mineral reserves.

2.                  COMMENT. For all materials designated as proven or probable reserves, please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps.

•	Description of your sampling and assaying procedures.

•	Drill-hole maps showing drill intercepts.

•	Representative geologic cross-sections and drill logs.

•	Description and examples of your cut-off calculation procedures.

•	Cutoff grades used for each category of your reserves and resources.

•	The area of your claims, either in hectares or in acres.

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, if possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

RESPONSE: As previously stated in Item #1, we have removed all references to mineral reserves as requested. The information Mr. Coleman requested includes a current feasibility study which the company cannot afford at this time and will not be able to get it in a timely manner. Therefore, we have removed all references to "reserves" in our 10-K report.

3.                  COMMENT. Please be advised that historical mineral reserve estimates should be supported by an updated feasibility study or removed from your filing.

RESPONSE: We have removed all references to historical mineral reserve estimates as per your comment.

4.                  COMMENT. We note your response to comment 3 from our letter dated August 5, 2013 and we partially reissue the comment. Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

RESPONSE: We have included as Exhibits to the amended 10-K numbered 99.1 and 99.2, with specific claim identification information and we have also added more detailed property location information in Item 1.

5.                  COMMENT. We note your response to comment 5 and 6 from our letter dated August 5, 2013 and we reissue the comments. Please tell us the location of the revised disclosure in your amended filing.

RESPONSE: In response to comment 5 from the August 5, 2013 letter this plan of exploration is on page 7 of our amended filing. In response to comment 6 from the August 5, 2013 letter, we have removed any sampling data from this filing.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

HELMER DIRECTIONAL DRILLING CORP.

/s/ Chene Gardner

Chene Gardner

Chief Financial Officer